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November 4, 2005



United States Securities and Exchange Commission
Washington, D. C. 20549
Attn:    Mr. Steven Jacobs
         Branch Chief

Re:      Kimco Realty Corporation (the "Company")
         Form 10-K for the year ended December 31, 2004
         File No. 1-10899

Dear Mr. Jacobs:

In reply to your letter dated October 24, 2005, on the above-mentioned File Number, please find our responses to your comments:


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements

Consolidated Statements of Income, page 56

1. In future filings, please revise your statements of income for consistency with Rule 5-03 of Regulation S-X. Your revisions should include, but not be limited to, a change in the location of the captions "Adjustment of property carrying values" and "General and Administrative Expenses". These captions currently appear to be placed below non-operating income and should be moved above non-operating income in accordance with the rule.

         Response

         As requested, in future filings beginning with the Company's September 30, 2005 Quarterly Report on Form 10-Q, the Company, in accordance with Rule 5-03 of Regulation S-X, will revise the face of its statements of income to present Adjustment of property carrying values and General and administrative expenses in a location above non-operating income and present Income from other real estate investments after Provision for income taxes, as these investments are primarily accounted for under the equity method of accounting.

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Summary of Significant Accounting Policies

Revenue Recognition and Accounts Receivable, page 62

2. We note your policy on recognition of revenue from real estate rentals. In a separate policy note, distinct from Accounts Receivable, please describe in detail your revenue recognition policies for each of your material revenue streams including mortgage financing, other real estate investments, property management services, etc. Additionally, disclose your revenue recognition policies related to the sale of development and operating properties.


         Response

         To enhance disclosure of the Company's revenue recognition policies relating to mortgage financing, other real estate investments, property management services and sales of development and operating properties, the Company will provide the following disclosures within Footnote 1 of the Company's Annual Report on Form 10-K for the year ended December 31, 2005.

         Mortgage and other financing receivables

         Mortgages and other financing receivables consist of loans purchased and loans originated by the Company. Loan receivables are recorded at stated principal amounts net of any discount or premium or deferred loan origination costs or fees. The related discounts or premiums on mortgages and other loans purchased are amortized or accreted over the life of the related loan receivable. The Company defers certain loan origination and commitment fees, net of certain origination costs, and amortizes them as an adjustment of the loan's yield over the term of the related loan. The Company evaluates the collectibility of both interest and principal of each of its loans to determine whether it is impaired. A loan is considered to be impaired, when based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the existing contractual terms. When a loan is considered to be impaired, the amount of loss is calculated by comparing the recorded investment to the value determined by discounting the expected future cash flows at the loan's effective interest rate or to the value of the underlying collateral if the loan is collateralized. Interest income on performing loans is accrued as earned. Interest income on impaired loans is recognized on a cash basis.

         Other real estate investments

         Other real estate investments primarily consist of Preferred equity investments for which the Company provides capital to developers and owners of real estate. The Company accounts for its Preferred equity investments on the equity method of accounting, whereby earnings for each investment are recognized in accordance with each respective investment agreement and based upon an allocation of the investment's net assets at book value as if the investment was hypothetically liquidated at the end of each reporting period.


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         Property management services

         Management and other fee income consist of property management fees, leasing fees, property acquisition and disposition fees, development fees and asset management fees. These fees arise from contractual agreements with third parties or with entities in which the Company has a partial non-controlling interest. Fee income is recognized as earned under the respective agreements. Acquisition and disposition fees are recognized when the respective transactions are closed. Fee income related to partially owned entities is recognized to the extent attributable to the unaffiliated interest.

         Property sales

         Gains and losses from the sale of depreciated operating property and ground-up development projects are generally recognized using the full accrual method in accordance with Statement of Financial Accounting Standards No. 66, Accounting for Sales of Real Estate, ("SFAS No. 66"), provided that various criteria relating to the terms of sale and subsequent involvement by the Company with the properties are met.

         Gains and losses on transfers of operating properties result from the sale of partial interests in properties to unconsolidated joint ventures and are recognized using the partial sale provisions of SFAS No. 66.

The Company acknowledges that:
o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.

Should you have any questions or require further clarification with regard to our responses, please feel free to contact me directly at (516) 869-7185.


Very truly yours,

/s/ Michael V. Pappagallo
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Michael V. Pappagallo
Chief Financial Officer